April 18, 2006
Gary Todd
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	CTS Corporation Form 10-K for the year ended December 31, 2005 Filed February 27, 2006 File No. 001-04639
Dear Mr. Todd:
This letter is in response to your letter of April 4, 2006, in which you requested responses to comments relative to CTS Corporation’s (the “Company” or “CTS”) Form 10-K for the year ended December 31, 2005.
In connection with the responses to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Listed below are each of your comments, in bold, followed by CTS’ response.
Form 10-K for the year ended December 31, 2005
Exhibit 13
Management’s Discussion and Analysis of Financial Condition and Results of Operation
Overview, page 1

1.	We see that you present a non-GAAP measure of adjusted earnings per share in MD&A. We see that this measure excludes the impact of tax repatriation and reversal of tax reserves and gains on sales of assets. Since we see that gains on sales of assets occurred in both 2005 and 2004, it is not clear that your disclosures fully comply with S-K Item 10(e) and Question 8 to the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. As set forth in the FAQ, while there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Accordingly, in future filings please either remove the non-GAAP measure from your MD&A or tell us why it is appropriate to present a performance measure excluding the effects of the gains on sale and provide all of the disclosures required by Item 10(e) or Regulation S-K, and Question 8 of the FAQ. Show us how you plan to implement this comment.

The sale of excess real estate in 2004 and the sale of the LTCC assets in 2005 were discrete events. Because the gains on sales of those assets were significant, including those gains would distort the evaluation of operational results. For example, including the impact of gains on real estate sales could make operational performance look better than it really is and/or mask operational performance issues. As a result, measurement and comparisons could be misleading which could affect strategic decision making.

CTS believes the adjusted earnings per share measure is useful to investors in that it provides a truer measure of CTS’ operational performance and provides a greater level of comparability of CTS’ performance over time.

If we use the adjusted earnings per share performance measure in future filings, we will provide disclosure similar to that set forth in the following example, as appropriate:

Earnings per share of $0.57 in 2005 increased $0.04 from earnings per share of $0.53 in 2004. Adjusted earnings per share of $0.65 in 2005 increased $0.17 from adjusted earnings per share of $0.48 in 2004. Adjusted earnings per share is a non-GAAP financial measure. The most comparable GAAP measure is earnings per share. We calculated adjusted earnings per share for 2005 by excluding the tax expense related to cash repatriation and the reversal of tax reserves and the tax affected gain on sale of excess equipment less LTCC severance. We calculated adjusted earnings per share for 2004 by excluding the tax affected gain on sale of excess land in Canada. We exclude the impact of these items because they were discrete events which had a significant impact on comparable GAAP financial measures and could distort an evaluation of our normal operational performance. CTS’ management uses measures, such as adjusted earnings per share, to evaluate overall performance, establish plans and perform strategic analysis. Using adjusted earnings per share avoids distortion in the evaluation of operational results by eliminating the impact of events which are not related to normal operating performance. Because adjusted earnings per share is based on the exclusion of specific items, it may not be comparable to measures used by other companies which have similar titles. CTS’ management compensates for this limitation when performing peer comparisons by evaluating both GAAP and non-GAAP financial measures reported by peer companies. CTS believes the adjusted earnings per share measure is useful to its management, investors and other stakeholders in that it:
•	provides a truer measure of CTS’ operational performance,

•	reflects the results used by management in making decisions about the business, and

•	helps review CTS’ performance over time.
We recommend that investors consider both earnings per share and adjusted earnings per share measures in evaluating the performance of CTS with peer companies.

The following table provides a reconciliation of Earnings Per Share to Adjusted Earnings Per Share

	Year Ending December 31,
	2005	2004
Earnings per share — diluted	$0.57	$0.53
Tax affected charges (credits) to reported
Earnings per share:
Gain on sale of excess Canadian land		(0.05)
Gain on sale of excess equipment less LTCC severance	(0.02)
Impact of tax repatriation & reversal of tax reserves	0.10

Total tax affected adjustments to reported
Earnings per share	0.08	(0.05)

Adjusted earnings per share	$0.65	$0.48

2.	As a related matter, under S-K Item 10(e)(1)(ii)(B) you should not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when it is reasonably likely that you may incur a similar gain or loss within two years or where you actually incurred a similar gain or loss within the prior two years. With respect to the gains on real estate and equipment, please describe your consideration of that guidance. We see, for instance, that you plan to close a facility in Indiana in 2006. Accordingly, it is not clear why it is not reasonably likely that similar gains or losses might not be realized in 2006.

From time to time, CTS’ management must respond to business conditions by making decisions which result in asset sales. There is not, however, an active market for many of these assets, particularly real estate due to the specialized nature of the assets. The fact that sales may ultimately occur in consecutive years is largely coincidental. Each sales event is discrete and, as discussed above, we exclude the impact of such sales in order to avoid distortion in the evaluation of operational results.

3.	Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles. The bulleted highlight disclosing non-GAAP earnings per share does not appear to meet that requirement. Presuming you can support inclusion of the non-GAAP measure, please appropriately revise future filings to better comply with this guidance.

If CTS uses non-GAAP financial measures in future filings, it will ensure that the most comparable GAAP financial measures appear with equal or greater prominence.
Critical Accounting Polices, page 3
4.	Please expand future filings to disclose the bases for the significant assumptions used in measuring stock-based compensation. For instance, we see that expected volatility used for Black-Scholes purposes decreased from 65% in 2004 to 52% in 2005 and that the expected life of your options also significantly decreased. Please make disclosure about methods and assumptions and about reasons for changes in those methods and assumptions from period to period. Please refer to SAB Topic 14.D.1 and 14.D.2, SEC Release No. FR-60 and Section V, “Critical Accounting Estimates,” in SEC Release No. FR -72.

CTS adopted the provisions of Financial Accounting Standard No. 123(R),“Share-based Payment,” effective January 1, 2006. Future filings will disclose information relating to significant assumptions used in measuring equity-based compensation, including, as appropriate, the reasons for changes in methods and assumptions.
Results of Operations, page 5
5.	We see that your pension plans generate income as opposed to expense and that the amounts involved have historically been material to pre-tax earnings. It is unusual for pension plans to generate income. In future filings, where material, please clearly identify amounts of income derived from pension accounting. Please also address reasons for that income and reasons for changes in the level of that income from period to period. As a related matter, tell us why the actual return on plan assets in 2005 varied so significantly from the expected return and make appropriate disclosure in future filings.

In future filings, within MD&A, CTS will clearly identify amounts, where material, of income derived from pension accounting, the reasons for that income and the reasons for changes in the level of that income from period to period, as appropriate.

In 2005, CTS’ expected return on plan assets was $25.7 million, or 8.45%, and the actual return on plan assets was $8.7 million, or 3.14%. The ten-year average annual returns for 2003, 2004 and 2005 were 9.72%, 10.14% and 8.52%, respectively. The 2005 three-year average annual (2003 — 2005) return was 9.10%, further supporting CTS’ 8.50% expected return on plan assets.

CTS utilizes a building block approach in determining the long-term rate of return for plan assets, after considering the recommendation of its actuaries. The rate of return on plan assets is carefully reviewed during the fourth quarter of each year, in light of current economic conditions and considering the actual returns over a ten-year horizon.

The overall S&P 500 equity return was 4.9% in 2005 and 10.9% in 2004. Similarly, the Lehman Brothers Aggregate Bond Index was 2.4% in 2005 and 4.2% in 2004. CTS’ return on plan assets during 2005 and 2004 approximated these broader market returns as approximately two-thirds of CTS’ plan assets are invested in equity securities, with the remaining one-third invested in debt securities. In summary, the actual return on plan assets in 2005 varied significantly from the expected return because the equity and debt market performed worse than expected; however, as mentioned above, the returns over the last three years are consistent with our overall expectation. We will discuss reasons for variations in actual and expected returns in future filings, as appropriate.
Free Cash Flow, page 10
6.	We note the discussion of a non-GAAP measure titled “free cash flow.” Please expand future filings to more fully comply with the disclosure guidance from Questions 8 and 13 of the FAQ Regarding the Use of Non-GAAP Measures dated June 13, 2003. Please expand to explain in greater detail:
•	the substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•	the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use the measure; and

•	the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.
CTS defines free cash flow as net cash flow provided by operations less capital expenditures.

CTS’ management believes that the non-GAAP measure free cash flow is useful to investors because it reflects the performance of its overall operations more accurately than the most comparable GAAP measure, net cash provided by operations. Free cash flow is one of the measures we use in evaluating our performance and in strategic planning. Specifically, CTS uses free cash flow for investing and financing decisions.

Free cash flow is a useful measure because it indicates the ability of a business operation to fund its own required capital investments. It is also useful because it provides investors with the same results that management uses as the basis for making decisions about the business. Free cash flow is not an indicator of residual cash available for discretionary spending, because it does not take into account mandatory debt service or other non-discretionary spending requirements which are not deducted in the calculation of free cash flow.

If we use the free cash flow measure in future filings, we will include the foregoing disclosure along with the required reconciliation to net cash provided by operations.
Consolidated Financial Statements
Consolidated Balance Sheets, page 17
7.	We note from page 13 that the 6.5% Debentures contain a put option which allows the debt holders to accelerate maturity of the debentures anytime after April 2005. Please tell us why the outstanding balance of those debentures should not be presented as a current liability.

CTS has classified its 6.5% Debentures as a non-current liability in accordance with Financial Accounting Standard No. 6, “Classification of Short-Term Obligations Expected to Be Refinanced, an amendment of ARB No. 43, Chapter 3A” (FAS No. 6). If a debenture holder exercises its put option, CTS’ intention is to refinance the $5.5 million outstanding balance of 6.5% debentures utilizing its long-term revolving credit facility, which had an unused capacity in excess of $70 million at December 31, 2005. CTS has considered FAS No. 6, paragraph 11b, and notes that this long-term revolving credit facility expires in July 2007, CTS was in compliance with the credit facility covenants as of December 31, 2005, and the lender is financially capable.
Note G. Debt, page 27
8.	We note that you have convertible 2.1% senior subordinated debentures, due in 2025 and convertible 6.5% subordinated debentures, due in 2007. It also appears that you may incur liquidated damages or penalties pursuant to registration rights agreements under certain circumstances. Please refer to the guidance provided in the Division of Corporation Finance’s Current Accounting and Disclosures Issues Outline at http://www.sec.gov and address the following:
•	Please ensure that future filings fully and clearly disclose all material terms of the convertible notes, including but not limited to, the conditions under which you or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, any conditions under which you or the holder may accelerate payment of the notes, the interest rate and the conditions that result in adjustments to that rate. Likewise, please clearly describe the material terms of the registration rights agreements, including the conditions under which you would incur liquidated damages and disclosure about how those damages may be satisfied under the agreements.

CTS will enhance future filings to clarify disclosure of the material terms of the convertible notes. CTS fulfilled its obligation to file and cause to become effective a registration statement for the stock underlying the 6.5% senior subordinated debentures under the terms of the registration rights agreement entered into in that transaction in 2002. CTS’ obligation to maintain the effectiveness of that registration statement expired in April 2004 under the terms of the registration rights agreement.

The registration rights agreement entered into in the 2.125% convertible notes transaction requires CTS to use its reasonable best efforts to cause to become effective a registration statement for the notes and underlying stock and maintain the effectiveness of the registration statement during a period of two years following the original issue date. CTS fulfilled its obligation to file and cause to become effective a registration statement for the notes and underlying stock in 2004. In the event CTS fails to maintain the effectiveness of the registration statement, CTS would be required to pay additional interest to the note holders, together with its regular interest payments, in the amount of .25% per annum of the principal for the first 90 days of default and .5% per annum of the principal for any period of default thereafter. In the event a noteholder exercises the conversion option during a period of default, CTS must deliver 103% of the shares which would otherwise be deliverable to the holder, and the holder has no right to any additional interest. CTS’ obligation to maintain the effectiveness of that registration statement will expire in May 2006 under the terms of the registration rights agreement. In future filings, CTS will describe the material terms of this registration rights agreement, including the conditions under which CTS could incur liquidated damages via additional interest and how these damages may be satisfied.

•	Tell us how you have considered the guidance provided in EITF 05-04 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19 in concluding how to account for these instruments. While we note that the EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-04 in analyzing the registration rights agreement and in considering whether you are required to bifurcate the conversion option from the debt host.

As noted above, CTS no longer has an obligation under the registration rights agreement related to the 6.5% convertible debentures. In determining whether the 2.125% convertible notes and registration rights agreement should be combined and how they should be classified, CTS has considered the guidance in EITF 05-4 and the information outlined in Issue Summary No. 1 to EITF 05-4. CTS’ view is that the additional interest is clearly and closely related to the debt-host contract and is thus not a bifurcatable derivative. As referenced to paragraph 12a of FAS No. 133, the additional interest is an integral part of the economic characteristics and risks of the host contract, which is that of an interest-bearing obligation. A crucial characteristic and risk of the debt host is its liquidity, which is affected by the existence of a registration statement. The additional interest reflects the risk to the debt host’s liquidity arising from the absence of a registration statement and compensates the investor accordingly. Accordingly, it is not a payment that is made from an extraneous variable that is not clearly and closely related to the economic risks and characteristics of the debt host.

The additional interest is not associated with the conversion feature of the convertible debt, since CTS does not pay it upon conversion. Accordingly, the additional interest is not subject to an EITF 00-19 analysis because it is not viewed as an equity item but rather as a feature that is clearly and closely related to the debt host. As a further note, the additional interest is not material or consequential to CTS.

•	Tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether any of the features of the convertible notes, including for example, the conversion feature, are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. Please provide us with your analysis of any such features under paragraphs 12-32 of EITF 00-19.

As noted above, CTS no longer has an obligation under the registration rights agreement related to 6.5% convertible debentures. With respect to the 2.125% convertible notes, CTS has considered the guidance in EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” Below is a summary of conclusions for each condition outlined in paragraphs 12-32 of EITF 00-19 as it relates to the conversion feature on the convertible notes:
CTS’ convertible notes do not require cash settlement of either the principal or the conversion spread. CTS retains the right to net share settle the conversion spread. (Paragraphs 12-13 of EITF 00-19)
CTS can settle in unregistered shares even where there has been a default under the registration rights agreement. (Paragraphs 14-18 of EITF 00-19)
CTS has in excess of 21 million unissued and authorized shares available at December 31, 2005 which exceeds the maximum number of shares issuable upon conversion and any other share-delivery obligations it might have in total and has had a sufficient number of shares available since inception. (Paragraph 19 of EITF 00-19)

CTS’ convertible debt contains a maximum number of shares issuable upon conversion. (Paragraphs 20-24 of EITF 00-19)
The conversion feature on CTS’ convertible debt contains no provisions which require cash payments in the event the company fails to make timely filings with the SEC. (Paragraph 25 of EITF 00-19)
The conversion feature on CTS’ convertible debt does not contain any “top-off” or “make-whole” provisions. (Paragraph 26 of EITF 00-19)
The conversion feature on CTS’ convertible debt does not have any special rights to demand cash in a merger or other corporate event except in those specific circumstances in which holders of shares underlying the contract also would receive cash. (Paragraph 27-28 of EITF 00-19)
CTS’ convertible debt holders do not have creditor rights when the conversion spread is settled. (Paragraphs 29-31 of EITF 00-19)
CTS’ convertible debt does not require collateral posting at any point or for any reason. (Paragraph 32 of EITF 00-19)
Please contact me at (574) 293-7511 if you have any further questions concerning this filing. Thank you.
Sincerely,
/s/ Vinod M. Khilnani
Vinod M. Khilnani
Senior Vice President and
Chief Financial Officer